SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 18, 2006
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw Communications Inc. announces strong second quarter growth and improved guidance
Calgary, Alberta (April 13, 2006) — Shaw Communications Inc. announced net income of $45.8 million or $0.21 per share for the second quarter ended February 28, 2006 compared to net income of $5.7 million or $0.02 per share for the same quarter last year. Net income for the first six months of the year was $121.5 million or $0.56 per share, up from $50.4 million or $0.22 per share last year.
Net income in the current and comparable three and six month periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). These included a tax recovery in the first quarter of 2006 related to a reduction in enacted income tax rates as well as amounts in the comparable periods related to the retroactive adoption of a Canadian accounting pronouncement. Excluding these non-operating items, net income for the three and six month periods ended February 28, 2006 would have been $49.5 million and $88.3 million compared to net income of $23.6 million and $39.3 million in the comparable periods.1
Total service revenue of $611.2 million and $1.2 billion for the three and six month periods, respectively, improved 11% and 10% over the comparable periods last year. Consolidated service operating income before amortization2 of $267.9 million and $523.2 million increased by 10% and 9%, respectively, over the comparable periods. Funds flow from operations3 increased to $208.3 million and $405.5 million for the quarter and year-to-date compared to $176.6 million and $346.9 million in the same periods last year.
Jim Shaw, Chief Executive Officer of Shaw, remarked: “Once again our high quality assets and strong management team have delivered solid growth in subscribers and improved performance in service revenue, service operating income before amortization and net income.”
Free cash flow2 for the quarter and year-to-date was $82.0 million and $114.1 million compared to $79.4 million and $106.3 million for the same periods last year. These increases resulted from improved service operating income before amortization and reduced interest expense partially offset by higher capital expenditures.

Customer gains continued across all product lines with Internet and Digital subscribers both increasing 3% during the quarter, adding 36,296 and 18,594 subscribers, respectively. Digital Phone lines increased to 118,669 with growth of 28,018 for the quarter. Basic cable increased 6,838 in a quarter historically marked by declines in basic customers and DTH added 6,843 subscribers posting its fifth consecutive quarter of subscriber additions.
Jim Shaw commented: “During the quarter, we launched Digital Phone in Vancouver and celebrated our one year anniversary of the first launch in Calgary. We recently enhanced the product to include 1,000 international long distance minutes per month and are offering three month promotional pricing to new customers. As a result of these initiatives and the expansion of our footprint in March to Fort McMurray and Calgary’s surrounding areas, including Airdrie, Cochrane, High River and Okotoks, we have seen an increase in the pace of Digital Phone sales during the early part of the third quarter.”
Mr. Shaw continued: “Both of our divisions continue to achieve the milestones we have targeted and are contributing to the success we see to date in fiscal 2006. We expect solid performance to continue through the remainder of the fiscal year and are updating the preliminary guidance previously issued in October 2005. We estimate service operating income before amortization for fiscal 2006 will range between $1.045 – $1.055 billion. With the increase in our customer base this year, it is anticipated that success-based and other capital related to growth will be higher than initially expected. As a result of this increased capital spending, our free cash flow guidance remains at $200 – $210 million.”
“Consistent with our previous guidance we intend to use fiscal 2006 free cash flow to pay dividends and to repurchase shares and we do not intend to increase debt levels in support of these activities. In March, we sold a portfolio investment for cash proceeds of almost $70 million, all of which will be used to reduce debt. Going forward in fiscal 2007, our Board has confirmed that we plan to commit a portion of our free cash flow to reduce debt.”
Cable division service revenue increased 13% for the quarter to $449.2 million and 12% on a year-to-date basis to $880.3 million as a result of customer growth and rate increases. Service operating income before amortization for the three and six month periods increased 7% to $213.4 million and $420.9 million, respectively.
Satellite division’s service revenue increased for both the quarter and year-to-date by 6%, to $162.0 million and $320.5 million, respectively, primarily due to rate increases and customer growth in DTH. Service operating income before amortization for the quarter increased by 21% to $54.5 million and by 20% to $102.3 million on a year-to-date basis. The improvement was largely due to growth in DTH revenues and reduced costs.
“The outlook for the remainder of fiscal 2006 is positive. Our focus will be to expand the footprint for our Digital Phone services, manage and control our capital investments to support the growth in the business, and achieve the higher guidance.”
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index (Symbol: TSX – SJR.NV.B, NYSE – SJR).

This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

For further information, please contact:
Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

1	See reconciliation to Net Income in Consolidated Overview in MD&A

2	See definitions under Key Performance Drivers in MD&A.

3	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.

Shaw Communications Inc.
SHAREHOLDERS’ REPORT
SECOND QUARTER ENDING FEBRUARY 28, 2006
To Our Shareholders:
This quarter we again delivered positive financial results to our shareholders while continuing to enhance and expand our products and services in order to provide greater value to our customers.
Service revenue for the three and six months ended February 28, 2006 improved 11% and 10%, respectively, over the comparable periods and consolidated service operating income before amortization1 was up 10% and 9%, respectively. Free cash flow1 for the quarter and year-to-date was $82.0 million and $114.1 million compared to $79.4 million and $106.3 million for the same periods last year.
For the second quarter in a row, subscriber additions in all products exceeded the comparative period last year. Internet and Digital subscribers were both up 3% indicating that our focus on new and enhanced service offerings to drive growth continues to achieve positive results. We added over 28,000 Digital Phone lines in the quarter increasing our total lines to almost 120,000 as at February 28, 2006. Basic cable increased in a quarter historically marked by declines, and DTH posted its fifth consecutive quarter of subscriber additions.
In the six months ended February 28, 2006, we returned almost $45 million to shareholders through the payment of dividends and in January 2006, the Board of Directors approved a 30% increase in the annual dividend rate commencing with the March 31, 2006 monthly dividend. During this same six month period, the Company repurchased 2,360,000 of its Class B Non-Voting Shares for cancellation for $58.0 million ($24.56 per share) which represented approximately 1.1% of the Class B Non-Voting Shares outstanding at August 31, 2005. For the remainder of fiscal 2006 we plan to use our free cash flow for the payment of dividends and share repurchases and do not intend to increase debt levels in support of these activities. During fiscal 2007 our Board has elected to continue to return value to shareholders through dividends and share repurchases and will also commit a portion of our free cash flow to reduce debt.
Free cash flow in the quarter was used to pay dividends and to repay debt. On a year-to-date basis to February 28, 2006 debt increased marginally. Subsequent to the end of the quarter, the Company sold a portfolio investment for cash proceeds of almost $70 million, all of which will be used to reduce debt.
Customer service initiatives and enhancements continued throughout the quarter. In December, Cable rolled out on-screen ordering of Video On Demand content with the introduction of the service on Vancouver Island. On-screen ordering allows customers to order the most popular new release movies and other programming directly from their remote control and watch it immediately with full DVD capabilities such as pause, skip back and skip forward. The home entertainment experience continues to improve with on-demand and personalization of products and services and Shaw continues to ensure that our broadband network and interactive capabilities are being used to their full potential with on-screen ordering technology now available to approximately 85% of our homes passed. Also in December, we announced the

Shaw Communications Inc.
establishment of a new national call centre to be located in Winnipeg that will serve as a national overflow centre to handle customer calls and inquiries from across Western Canada. With the continued growth of our business, we need to increase our support to ensure we are delivering on our commitment to provide exceptional customer service.
In January, Shaw launched Digital Phone service in Vancouver and in February celebrated the one year anniversary of the initial Digital Phone launch. Shaw recently enhanced the Digital Phone service and now offers its customers a competitive international long distance calling plan. In addition to unlimited anytime long distance calling within Canada and the U.S., Shaw Digital Phone now includes 1,000 international long distance minutes per month. Shaw Digital Phone customers can direct dial a variety of countries in Europe, the U.K. and Asia Pacific for no additional costs. Shaw is now completing over 2 million telephone calls per day on our private managed broadband network that ensures customers receive a consistent level of quality and reliability. We continue to expand the product offering and currently have a business switch installed for testing. This is in line with our plans to launch a small business/home office service.
During the quarter we hosted the grand opening of Shaw Tower in conjunction with our Annual General Meeting. Shaw Tower is in the heart of downtown Vancouver and houses our local branch operations. The mixed-use commercial and residential structure is the city’s tallest building. In addition to demonstrating Shaw’s commitment to our largest market, the building project was also a commercial success.
Through the remainder of this fiscal year we will focus our efforts on the rollout of Digital Phone, controlling and managing our investments to support the substantial growth in the business, and achieving our higher guidance.

JR Shaw	Jim Shaw
Executive Chair	Chief Executive Officer

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FEBRUARY 28, 2006
March 31, 2006
Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2005 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.
This report includes various schedules and reconciliations. Figures for 2005 reporting periods may have been restated. Details of the restatement are included in the section “Adoption of recent Canadian accounting pronouncements” included in this report.
CONSOLIDATED RESULTS OF OPERATIONS
SECOND QUARTER ENDING FEBRUARY 28, 2006
SELECTED FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,
			Change			Change
	2006	2005	%	2006	2005	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	611,197	549,919	11.1	1,200,742	1,086,969	10.5
Service operating income before amortization (1)	267,924	244,311	9.7	523,246	478,335	9.4
Funds flow from operations (2)	208,273	176,557	18.0	405,481	346,873	16.9
Net income	45,790	5,721	700.4	121,471	50,426	140.9
Per share data:
Earnings per share — basic and diluted	$0.21	$0.02		$0.56	$0.22
Weighted average participating shares outstanding during period (000’s)	217,620	230,554		218,331	230,994

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.
SUBSCRIBER HIGHLIGHTS

		Growth
		Three months ended		Six months ended
	Total	February 28,		February 28,
	February 28, 2006	2006	2005	2006	2005

Subscriber statistics:
Basic cable customers	2,179,228	6,838	(1,707)	36,267	15,402
Digital customers	645,374	18,594	15,517	46,890	37,018
Internet customers (including pending installs)	1,259,083	36,296	32,539	91,020	80,287
DTH customers	861,704	6,843	4,815	17,042	1,747
Digital phone lines (including pending installs)	118,669	28,018	—	62,106	—

Shaw Communications Inc.
ADDITIONAL HIGHLIGHTS
•	Shaw launched Digital Phone in Vancouver on January 11, 2006 and celebrated the one year anniversary of the Digital Phone product on February 14, 2006. At February 28, 2006, the number of Digital Phone lines, including pending installations, was 118,669.

•	The Company attained customer growth across all business lines in the second quarter. Internet and Digital subscribers were both up 3%, basic cable increased in a quarter historically marked by declines, and DTH posted its fifth consecutive quarter of subscriber additions.

•	On December 16, 2005, the Company redeemed its US $172.5 million 8.50% Series Canadian Originated Preferred Securities using a portion of the proceeds received in November 2005 on the $450 million offering of 6.10% senior notes due November 16, 2012.

•	Consolidated free cash flow[1] of $82.0 million for the quarter and $114.1 million year-to-date improved $2.5 million and $7.8 million over the same periods last year. Free cash flow in the quarter was used to pay dividends and to repay debt.

•	In January 2006, the Board of Directors approved a 30% increase in the annual dividend rate to $0.535 per Class A Participating Share and $0.54 per Class B Non-Voting Participating Share, payable in monthly installments commencing March 31, 2006.
Consolidated Overview
Consolidated service revenue of $611.2 million and $1.2 billion for the three and six month periods, respectively, was up by 11% and 10% over the same periods last year. The improvement in the periods was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three and six month periods increased by 10% and 9% over the comparable periods to $267.9 million and $523.2 million. The improvement over the comparative periods was due to overall revenue growth and reduced costs in the satellite division. These improvements were partially offset by increased costs in the cable division, including expenditures incurred to support continued growth, deliver high quality customer service and launch Digital Phone.
Net income was $45.8 million and $121.5 million for the three and six months ended February 28, 2006, compared to $5.7 million and $50.4 million for the same periods last year. A number of significant non-operating items affected net income in each of the quarters: During the first quarter of fiscal 2006, the Company recorded a future tax recovery related to a reduction in corporate income tax rates which contributed $31.4 million to net income. Effective September 1, 2005 the Company retroactively adopted the amended Canadian Standard, Financial
Instruments — Disclosure and Presentation, which classifies the Company’s Canadian Originated Preferred Securities (“COPrS”) and the Zero Coupon Loan as debt instead of equity and treats the entitlements thereon as interest instead of dividends. The restatement of the comparative periods resulted in a decrease to previously reported net income of $26.4 million and $0.5

[1]	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
million for the three and six months ended February 28, 2005. The components making up the change for the three month period ended February 28, 2005 included an increase in the previously reported foreign exchange loss on unhedged long term debt of $16.9 million, an increase in debt retirement costs of $6.3 million, and increased interest expense of $13.0 million, partially offset by decreased taxes of $9.9 million. The components making up the change for the six month period ended February 28, 2005 included an increase in interest expense of $27.4 million and debt retirement costs of $6.3 million partially offset by an increase in the foreign exchange gain on unhedged long-term debt of $26.0 million and decreased taxes of $7.4 million. Outlined below are further details on these and other operating and non-operating components of net income for each quarter and six month period. The fiscal 2006 tax recovery of $31.4 million included in the six month period ended February 28, 2006 has been reflected as non-operating.

	Six months ended			Six months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	February 28, 2006	of interest	operating	February 28, 2005	of interest	operating

Operating income	267,051			200,818
Interest on long-term debt	(127,826)			(135,617)

Operating income after interest	139,225	139,225	—	65,201	65,201	—
Gain on sale of investment	1,690	—	1,690	979	—	979
Write-down of investments	(374)	—	(374)	(1,937)	—	(1,937)
Debt retirement costs	(8,123)	—	(8,123)	(6,311)	—	(6,311)
Foreign exchange gain on unhedged long-term debt	4,352	—	4,352	30,116	—	30,116
Fair value loss on foreign currency forward contract	(360)	—	(360)	(16,049)	—	(16,049)
Other gains	4,322	—	4,322	2,835	—	2,835

Income before income taxes	140,732	139,225	1,507	74,834	65,201	9,633
Income tax expense (recovery)	19,113	50,971	(31,858)	24,130	25,886	(1,756)

Income before following	121,619	88,254	33,365	50,704	39,315	11,389
Equity loss on investees	(148)	—	(148)	(278)	—	(278)

Net income	121,471	88,254	33,217	50,426	39,315	11,111

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	February 28, 2006	of interest	operating	February 28, 2005	of interest	operating

Operating income	141,898			105,046
Interest on long-term debt	(64,384)			(67,510)

Operating income after interest	77,514	77,514	—	37,536	37,536	—
Gain on sale of investment	—	—	—	979	—	979
Write-down of investments	(374)	—	(374)	(1,937)	—	(1,937)
Debt retirement costs	(8,123)	—	(8,123)	(6,311)	—	(6,311)
Foreign exchange gain (loss) on unhedged long-term debt	871	—	871	(19,175)	—	(19,175)
Fair value gain on foreign currency forward contract	—	—	—	5,551	—	5,551
Other gains	2,191	—	2,191	(773)	—	(773)

Income before income taxes	72,079	77,514	(5,435)	15,870	37,536	(21,666)
Income tax expense (recovery)	26,073	28,034	(1,961)	9,847	13,965	(4,118)

Income before following	46,006	49,480	(3,474)	6,023	23,571	(17,548)
Equity loss on investees	(216)	—	(216)	(302)	—	(302)

Net income	45,790	49,480	(3,690)	5,721	23,571	(17,850)

The changes in net income are outlined in the table below. The fluctuations in net other costs and revenue are mainly due to the foreign exchange gains and losses on unhedged long-term debt,

Shaw Communications Inc.
which was partially offset by fair value changes on foreign currency forward contracts in respect of Shaw’s US dollar denominated COPrS. The impact of the foregoing and other changes to net income are outlined as follows:

	Increase (decrease) of February 28, 2006
	net income compared to:
	Three months ended		Six months ended
	November 30, 2005	February 28, 2005	February 28, 2005

($millions Cdn)
Increased service operating income before amortization	12.6	23.6	44.9
Decreased amortization	4.1	13.3	21.3
(Increased) decreased interest expense	(0.9)	3.1	7.8
Change in net other costs and revenue(1)	(12.7)	16.3	(8.0)
(Increased) decreased income taxes	(33.0)	(16.2)	5.0

	(29.9)	40.1	71.0

(1)	Net other costs and revenue include: gain on sale of investment, foreign exchange gain (loss) on unhedged long-term debt, fair value gain (loss) on a foreign currency forward contracts, other gains (losses) and equity loss on investees as detailed in the unaudited interim Consolidated Statements of Income and Deficit.
Earnings per share were $0.21 and $0.56 for the quarter and six months respectively, which represents a $0.19 and $0.34 improvement over the same periods last year. The improvement in the current quarter was due to higher net income of $40.1 million which included a $23.6 million increase in service operating income before amortization, and reduced amortization of $13.3 million. Increased income taxes in the quarter were offset by other costs and revenue. The significant components of other costs and revenue were highlighted in the earlier analysis of significant non-operating items. On a year-to-date basis, the improvement was due to increased net income of $71.0 million resulting primarily from increased service operating income before amortization of $44.9 million and decreased amortization of $21.3 million. Decreased interest expense in the current six month period was offset by higher other costs and revenue and income taxes were lower by $5.0 million, benefiting from the $31.4 million tax recovery recorded in the first quarter.
Net income decreased $29.9 million over the first quarter of fiscal 2006 as the first quarter included a $31.4 million tax recovery.
Funds flow from operations was $208.3 million in the second quarter compared to $176.6 million in the comparable quarter, and on a year-to-date basis was $405.5 million compared to $346.9 million in 2005. The growth over the respective quarterly and year-to-date comparative periods was principally due to increased service operating income before amortization of $23.6 million and $44.9 million, respectively, and reduced interest expense of $3.1 million, and $7.8 million, respectively.

Shaw Communications Inc.
Consolidated free cash flow for the quarter of $82.0 million improved $2.5 million over the comparable quarter. The increase in the quarter was due to increased service operating income before amortization and reduced interest expense, both of which were partially offset by increased capital expenditures. The satellite division achieved free cash flow of $22.5 million for the quarter compared to free cash flow of $17.2 million in the same quarter last year. Cable generated $59.5 million of free cash flow for the quarter, compared to $62.2 million in the comparable quarter.
The company now estimates service operating income before amortization for fiscal 2006 will range between $1.045 — $1.055 billion. With the increase in customer base this year, it also anticipates that success-based and other capital related to growth will be higher than initially expected. As a result of this increased capital spending, free cash flow guidance for fiscal 2006 remains at $200 — $210 million.
On December 16, 2005 Shaw redeemed its US $172.5 million 8.50% Series Canadian Originated Preferred Securities using a portion of the proceeds received in November 2005 on the $450 million offering of 6.10% senior notes due November 16, 2012. Shaw believes the redemption of the 8.50% COPrS was prudent given the current interest and foreign exchange rate environments. In November 2005, Company entered into a forward US dollar purchase contract with a major Canadian bank whereby the Company purchased the US dollars required to fund the 8.50% COPrS principal repayment at a fixed rate of 1.1704. The 8.50% COPrS were issued when the exchange rate was 1.4918 and, as a result of the redemption, the company has realized a foreign exchange gain of $45.9 million net of income tax. This gain has been reflected through prior quarters’ net income. Prior to entering into the forward contract in November, the 8.50% COPrS were translated at period end exchange rates with the resulting gains and losses being included in net income for these prior periods. The cost to terminate the foreign currency forward contract in respect of the entitlements on the 8.5% COPrS was $10.3 million net of tax. The contract was fair valued each reporting period and as a result the breakage cost was booked against the fair value liability already recorded in previous quarters.
During the quarter, Shaw did not purchase any of its Class B Non-Voting Shares for cancellation. During the six months ended February 28, 2006 the Company repurchased 2,360,000 of its Class B Non-Voting Shares for cancellation for $58.0 million ($24.56 per share) which represented approximately 1.1% of the Class B Non-Voting Shares outstanding at August 31, 2005.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

Shaw Communications Inc.
The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization
The Company utilizes this measurement as it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. In respect of the calculation of consolidated service operating income before amortization, it is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is calculated as service revenue less operating, general and administrative expenses.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005

($000’s Cdn)
Cable free cash flow (1)	59,461	62,232	91,454	94,211
Combined satellite free cash flow (1)	22,494	17,218	22,604	12,089

Consolidated	81,955	79,450	114,058	106,300

(1)	The reconciliation of free flow for both cable and satellite is provided in the following segmented analysis.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,
			Change			Change
	2006	2005	%	2006	2005	%

($000’s Cdn)
Service revenue (third party)	449,195	397,639	13.0	880,256	783,605	12.3

Service operating income before amortization (1)	213,383	199,324	7.1	420,898	392,970	7.1
Less:
Interest	53,245	56,608	(5.9)	106,114	114,317	(7.2)
Cash taxes on net income	1,041	1,636	(36.4)	2,083	3,223	(35.4)

Cash flow before the following:	159,097	141,080	12.8	312,701	275,430	13.5

Capital expenditures and equipment costs (net):
New housing development	18,317	18,741	(2.3)	41,583	38,200	8.9
Success based	24,483	12,645	93.6	47,793	32,845	45.5
Upgrades and enhancement	38,126	35,420	7.6	97,097	80,558	20.5
Replacement	12,040	6,554	83.7	22,175	12,902	71.9
Buildings/other	6,670	5,488	21.5	12,599	16,714	(24.6)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	99,636	78,848	26.4	221,247	181,219	22.1

Free cash flow (1)	59,461	62,232	(4.5)	91,454	94,211	(2.9)

Operating margin	47.5%	50.1%	(2.6)	47.8%	50.1%	(2.3)

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
OPERATING HIGHLIGHTS
•	Shaw launched Digital Phone in Vancouver on January 11, 2006 and as at February 28, 2006 offered the service in five major markets including Calgary, Edmonton, Victoria and Winnipeg. At February 28, 2006, the number of Digital Phone lines, including pending installations, was 118,669.

•	The Company attained customer growth across all business lines in the second quarter. Internet and Digital subscribers were both up 3% increasing by 36,296 and 18,594, respectively, resulting in Shaw continuing to increase its industry-leading penetration of internet to 57.8% of basic as at February 28, 2006, up from 54.5% at August 31, 2005. Digital Phone lines grew 28,018 in the quarter increasing the total lines to 118,669 as at February 28, 2006. Basic cable increased 6,838 in a quarter historically marked with declines in subscribers.

•	Quarterly free cash flow of $59.5 million compares to $62.2 million in the same quarter last year.
Cable service revenue improved 13% and 12% over the comparable quarter and six-month period last year to $449.2 million and $880.3 million, respectively. The increases were primarily driven by customer growth and rate increases. Service operating income before amortization grew 7% for each of the comparable three and six-month periods to $213.4 million and $420.9 million, respectively. The reduced pace of growth was due to the required investment in people and services to support ongoing service and product enhancements, as well as increased advertising and maintenance related service costs for software and equipment.
Service revenue improved $18.1 million or 4% over the first quarter of fiscal 2006 as a result of customer growth and rate increases. Service operating income before amortization increased 3% or $5.9 million over this same period. Increased costs, principally salaries and benefits, plus increased advertising contributed to this lower growth rate.
During the quarter Shaw launched Digital Phone service in Vancouver and also celebrated the one year anniversary of the initial product launch in Calgary on February 14, 2005. Shaw continued to demonstrate its commitment to its customers through enhancements to the Digital Phone service announced in March and now offers its customers a competitive international long distance calling plan in North America. In addition to unlimited anytime long distance calling within Canada and the U.S., Shaw Digital Phone now includes 1,000 international long distance minutes per month. Shaw Digital Phone customers can now place a call, anytime, to popular international destinations to countries in Europe, the U.K. and Asia Pacific for no additional costs. Shaw is now completing over 2 million telephone calls per day on its robust managed broadband network, not the public internet, to ensure customers receive a consistent level of quality and reliability.
Customer service initiatives and enhancements continued throughout the quarter. In December, Shaw announced the establishment of a new national call centre to be located in Winnipeg that will serve as a national overflow centre to handle customer calls and inquiries from across Western Canada. With the continued growth of the business, there is a need to increase support to ensure delivery on the commitment to provide exceptional customer service. Also in

Shaw Communications Inc.
December, Cable rolled out on-screen ordering of Video On Demand (VOD) content with the introduction of the service on Vancouver Island. On-screen ordering allows customers to order the most popular new release movies and other programming directly from their remote control and watch it immediately with full DVD capabilities such as pause, skip back and skip forward. The home entertainment experience continues to improve with on-demand and personalization of products and services and Shaw continues to ensure that our broadband network and interactive capabilities are being used to their full potential with on-screen ordering technology now available to approximately 85% of homes passed. During January through March, in response to positive feedback received from customers, hockey fans were able to enjoy 26 WHL regular season games that were broadcast on SHAW TV. Through April, SHAW TV will also carry many of the WHL playoff games.
Capital spending increased $20.8 million and $40.0 million over the comparable three and six month periods, respectively. Shaw invested $17.8 million in the second quarter of 2006 on Digital Phone compared to $8.5 million in the same quarter last year. Total spending to date on Digital Phone is now $115.8 million.
The increase in success based spending for the three and six month periods of $11.8 million and $14.9 million, respectively, was primarily due to Digital Phone line additions. Spending in the upgrade and enhancement and replacement categories was up a combined $8.2 million and $25.8 million, respectively, over the comparable three and six months periods, mainly due to network upgrade projects to support digital phone and internet growth, purchase of new vehicles, and spending on office equipment to support call centre expansions. Spending in new housing development of $18.3 million was consistent with the comparable quarter, and on a year-to-date basis increased 9% or $3.4 million over the prior year due to increased construction activity. On a year-to-date basis, spending in Buildings and other decreased by $4.1 million mainly due to spending on leasehold improvements in Shaw Tower in the first quarter of last year. On a quarter over quarter basis, spending in this category has increased $1.2 million primarily due to facility renovations in Winnipeg to accommodate the addition of a National call centre.
SUBSCRIBER STATISTICS

			February 28, 2006
			Three months ended		Six months ended
				Change		Change
	February 28, 2006	August 31, 2005	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,179,228	2,142,961	6,838	0.3	36,267	1.7
Penetration as % of homes passed	66.3%	66.1%
Digital terminals	809,927	739,725	31,963	4.1	70,202	9.5
Digital customers	645,374	598,484	18,594	3.0	46,890	7.8

INTERNET:
Connected and scheduled	1,259,083	1,168,063	36,296	3.0	91,020	7.8
Penetration as % of basic	57.8%	54.5%
Standalone Internet not included in basic cable	151,234	135,580	6,257	4.3	15,654	11.5

DIGITAL PHONE:
Number of lines (1)	118,669	56,563	28,018	30.9	62,106	109.8

(1)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.

	Three months ended February 28,		Six months ended February 28,
Churn (2)	2006	2005	2006	2005

Digital customers	3.3%	3.2%	6.7%	6.6%
Internet customers	3.0%	3.1%	6.1%	6.6%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
The cable division gained customers across all product lines in the quarter. Basic cable increased 6,838 in the quarter compared to a decrease of 1,707 in the same quarter last year. On a year-to-date basis, basic cable subscribers increased 36,267 compared to 15,402 last year. Digital customer growth for the quarter and year-to-date was 18,594 and 46,890, respectively, compared to 15,517 and 37,018 for the same periods last year. Internet customers increased by 36,296 during the second quarter compared to 32,539 in the same quarter last year. On a year-to-date basis the growth in internet customers of 91,020 compares to 80,287 last year. Shaw continues to increase its industry-leading penetration of internet to 57.8% of basic, up from 54.5% at August 31, 2005. Digital Phone lines increased 28,018 during the quarter and as at February 28, 2006, Shaw had 118,669 Digital Phone lines.
During March 2006, the footprint of Digital Phone was expanded to include Fort McMurray and Calgary’s surrounding areas, including Airdrie, Cochrane, High River and Okotoks. As a result of enhancements to the Digital Phone offer late in the second quarter and the increased footprint, Shaw has seen an increase in the pace of Digital Phone sales during the early part of the third quarter.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,
			Change			Change
	2006	2005	%	2006	2005	%

($000’s Cdn)
Service revenue (third party)
DTH (Star Choice)	141,413	132,276	6.9	279,157	263,839	5.8
Satellite Services	20,589	20,004	2.9	41,329	39,525	4.6

	162,002	152,280	6.4	320,486	303,364	5.6

Service operating income before amortization (1)
DTH (Star Choice)	43,532	34,487	26.2	80,225	64,901	23.6
Satellite Services	11,009	10,500	4.8	22,123	20,464	8.1

	54,541	44,987	21.2	102,348	85,365	19.9

Less:
Interest (2)	10,777	10,530	2.3	20,986	20,928	0.3
Cash taxes on net income	66	48	37.5	131	171	(23.4)

Cash flow before the following:	43,698	34,409	27.0	81,231	64,266	26.4

Capital expenditures and equipment costs (net):
Success based (3)	19,428	16,869	15.2	49,630	42,437	16.9
Transponders and other	1,776	322	451.6	8,997	9,740	(7.6)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	21,204	17,191	23.3	58,627	52,177	12.4

Free cash flow (1)	22,494	17,218	30.6	22,604	12,089	87.0

Operating Margin	33.7%	29.5%	4.2	31.9%	28.1%	3.8

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
OPERATING HIGHLIGHTS
•	Free cash flow for the quarter was $22.5 million, an improvement of 31% or $5.3 million over the same quarter last year. For the six month period free cash flow of $22.6 million compares to $12.1 million for the same period last year.

•	Star Choice added 6,843 customers this quarter compared to an increase of 4,815 in the comparative period, and added 17,042 customers on a year-to-date basis compared to an increase of 1,747 in the comparative period. This quarter represents the fifth consecutive quarter of subscriber growth.

•	DTH customer churn decreased to 2.2% this quarter compared to 3.1% in the same quarter last year and to 5.6% from 8.4% for the six month period. The reduced churn is due to improvements in services offered, new receivers, and continued improvement in customer care.

•	Effective February 1, 2006, Star Choice introduced rate increases on a number of its packages. The increases, which were fully implemented in February, will generate additional revenue of approximately $0.8 million per month.
Growth in the DTH business as well as rate increases caused service revenue to improve for the three and six-month periods by 6% over the comparative periods to $162.0 million and $320.5 million, respectively. Service operating income before amortization continued to outpace service revenue growth, with an increase of 21% and 20% for the three month and year-to-date periods, respectively, over the comparable periods mainly due to reduced marketing, sales and distribution costs, and lower bad debt expense.
Service revenue increased 2% over the first quarter of this year mainly due to customer growth and the rate increase implemented in February. A reduction in programming credits offered during the quarter also contributed to this increase. Service operating income before amortization increased 14% over this same quarter primarily due to increased revenues and reduced costs related to marketing, sales and distribution, as well as lower bad debt expense and the recovery of a provision related to certain contractual matters.
Quarterly and year-to-date success based capital expenditures of $19.4 million and $49.6 million, respectively, increased over the comparable periods last year. The increase was mainly due to higher sales of second receivers to both new and existing customers. The current year-to-date amount also included increased shipment volumes to retailers and dealers to increase inventory levels.
Star Choice continues to focus its efforts to improve customer service, identify and implement operational efficiencies, and enhance its products. These factors continue to improve the

Shaw Communications Inc.
financial results and raise the bar in improving the overall customer service experience which is reflected in the reduced customer churn as outlined below:
CUSTOMER STATISTICS

			February 28, 2006
			Three months ended		Six months ended
	February 28, 2006	August 31, 2005	Growth	%	Growth	%

Star Choice customers (1)	861,704	844,662	6,843	0.8	17,042	2.0

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended February 28,		Six months ended February 28,
Churn (2)	2006	2005	2006	2005

Star Choice customers	2.2%	3.1%	5.6%	8.4%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended February 28,			Six months ended February 28,
			Change			Change
	2006	2005	%	2006	2005	%

($000’s Cdn)
Amortization revenue (expense) —
Deferred IRU revenue	3,136	3,103	1.1	6,273	6,739	(6.9)
Deferred equipment revenue	19,511	17,922	8.9	37,880	35,809	5.8
Deferred equipment cost	(50,326)	(53,937)	(6.7)	(99,903)	(110,342)	(9.5)
Deferred charges	(1,325)	(1,684)	(21.3)	(2,583)	(3,475)	(25.7)
Property, plant and equipment	(97,022)	(104,669)	(7.3)	(197,862)	(206,248)	(4.1)

The increase in amortization of deferred equipment revenue over the comparative periods is primarily due to growth in sales of higher priced HD digital equipment commencing in fiscal 2005. Amortization of deferred equipment costs decreased over the same period last year due to decreases in the cost of DTH equipment and continued strengthening of the Canadian dollar relative to the US dollar. Amortization of property, plant and equipment decreased over the comparative periods due to the impact of assets becoming fully depreciated exceeding amortization on new capital purchases.
Interest

	Three months ended February 28,			Six months ended February 28,
			Change			Change
	2006	2005	%	2006	2005	%

($000’s Cdn)
Interest	64,384	67,510	(4.6)	127,826	135,617	(5.7)

Interest expense decreased over the same period last year primarily as a result of lower average costs of borrowing.

Shaw Communications Inc.
Investment activity
During the second quarter, the Company wrote-down an investment in a privately-held technology company resulting in a $0.4 million loss. In the first quarter, the Company sold its remaining 277,281 shares of Q9 Networks resulting in a pre-tax gain of $1.7 million. In the second quarter of 2005, Shaw realized a gain of $1.0 million on the sale of certain investments and wrote-down an investment in a privately-held technology company resulting in a $1.9 million loss.
Subsequent to the end of the quarter, in March 2006, the Company sold 12,430,364 shares of Canadian Hydro Developers, Inc. for $69.7 million, resulting in a pre-tax gain of $45.3 million.
Foreign exchange gain (loss) on unhedged and hedged long-term debt

	Three months ended February 28,			Six months ended February 28,
			Change			Change
	2006	2005	%	2006	2005	%

($000’s Cdn)
Foreign exchange gain (loss) on unhedged long-term debt	871	(19,175)	104.5	4,352	30,116	(85.5)

Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at February 28, 2006 was comprised of US $28.8 million of bank loans. In addition, the Company recorded a foreign exchange gain on the US $172.5 million COPrS prior to entering into a US dollar forward purchase contract in the first quarter to hedge the redemption of the issue. The comparative periods also include gains (losses) on the previously outstanding US $142.5 million COPrS and Zero Coupon Loan. As a result of fluctuations of the Canadian dollar relative to the US dollar, the Company’s foreign exchange gains or losses on unhedged long-term debt will continue to fluctuate. Currently, a one-cent increase (decrease) in the Canadian/US dollar exchange rate would result in a corresponding foreign exchange (loss) gain of $0.3 million.
Under generally accepted accounting principles, the Company is required to translate long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 3 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal) and US forward purchase contracts, long-term debt would increase by $378.8 million (August 31, 2005 — $329.8 million) which represents the corresponding hedged amounts included in deferred credits.
Fair value adjustments on a foreign currency forward contracts
The Company’s forward purchase contract which provided US funds required for the quarterly interest payments on the US denominated COPrS was not designated as a hedge. Accordingly, the carrying value of this financial instrument was adjusted to reflect the current market value, which resulted in a pre-tax loss of $0.4 million (2005 — $20.3 million). In the current quarter, in

Shaw Communications Inc.
line with the redemption of the US $172.5 million COPrS, the Company paid $15.8 million to unwind and cancel the contract. The comparative quarter also includes a gain of $4.3 million in respect of a US forward contract entered into to fund the principal repayment of the US $142.5 million COPrS in February 2005. The forward contract was not treated as a hedge for accounting and as a result was required to be fair valued upon settlement.
Debt retirement costs
The debt retirement costs arise on the write-off of deferred financing charges associated with the redemption of the US $172.5 million COPrS in the current year and the US $142.5 million COPrS in the prior year.
Other gains (losses)
This category consists mainly of realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. Due to fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange loss of $nil (2005 — $1.6 million) for the quarter and a gain of $1.2 million (2005 — $1.6 million) for the six month period.
Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)
The Partnership was formed to build Shaw Tower (a mixed-use structure, with office/retail space and living/working space) in Vancouver. The Company records revenue and expenses in respect of the commercial activities of the building which have a nominal impact on net income. Residential construction of Shaw Tower is now complete and the Company has recorded gains on the sale of residential units of $1.3 million and $1.7 million for the quarter and six-months ended, respectively. These amounts are included in “Other Gains” on the Consolidated Statements of Income and Deficit.
Income Taxes
Income taxes increased in the quarter over the comparative quarter due to increased income before income taxes. On a year-to-date basis, income taxes decreased over the comparable period as a result of a future income tax recovery of $31.4 million related to reductions in corporate income tax rates which was recorded in the first quarter of fiscal 2006.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2005.
FINANCIAL POSITION
Total assets at February 28, 2006 were $7.5 billion compared to $7.4 billion at August 31, 2005. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2005.

Shaw Communications Inc.
Current assets increased by $41.3 million due to increases in accounts receivable of $23.0 million and inventories of $17.1 million. Accounts receivable increased primarily due to customer growth, rate increases and higher equipment shipments. Inventories were up mainly due to timing of purchases in order to ensure sufficient supply for increased activity.
Property, plant and equipment increased by $10.9 million as current year capital expenditures exceeded amortization for the year.
Deferred charges increased by $11.9 million due to an increase in deferred equipment costs of $16.1 million and $8.5 million in financing costs (including the deferred discount) incurred on the issuance of the $450 million senior unsecured notes in the first quarter, partially offset by the write-off of $8.1 million of deferred financing costs upon redemption of the US $172.5 million 8.5% COPrS in December.
Current liabilities (excluding current portion of long-term debt) increased by $47.7 million due to increases in bank indebtedness of $29.7 million, accounts payable of $11.3 million and unearned revenue of $6.7 million. Accounts payable increased primarily due to increased network fees associated with subscriber growth, new services and network rate increases. Unearned revenue increased due to customer growth, rate increases and higher equipment activity.
Total long-term debt decreased by $71.0 million as a result of a net decrease in bank line borrowings and Partnership debt of $265.7 million, repayment of the US $172.5 million COPrS for $201.9 million, a decrease of $53.4 million relating to the translation of US denominated debt partially offset by the issuance of $450 million senior unsecured notes.
Other long-term liabilities decreased by $9.4 million due to payment of $15.8 million to unwind and cancel the foreign currency forward contract in respect of the entitlement payments on the US $172.5 million COPrS, which was partially offset by an increase in the pension liability.
Deferred credits increased by $59.9 million principally due to the increase in deferred foreign exchange gains on the translation of hedged US dollar denominated debt of $49.1 million and an increase of $14.8 million in deferred equipment revenue, both of which were partially offset by amortization of prepaid IRU rental of $6.3 million. Future income taxes increased by $16.9 million due to the future income tax expense recorded in the current year, which was partially offset by corporate rate reductions of $31.4 million.
Share capital decreased by $22.8 million due to the repurchase of 2,360,000 Class B Non-Voting Shares for cancellation for $58.0 million in the first quarter. The balance of the cost of the shares repurchased of $35.1 million was charged to the deficit. During the first two quarters, 53,000 Class A Shares were converted into 53,000 Class B Non-Voting Shares. As of March 31, 2006, there were no subsequent changes to share capital.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, Shaw generated $114.1 million of consolidated free cash flow. Shaw used its free cash flow plus the increase in bank indebtedness of $31.4 million, cash distributions from the Partnership of $8.2 million, proceeds on the sale of various assets of $3.0 million and other

Shaw Communications Inc.
net cash items of $5.1 million to repay $17.4 million in debt, purchase $58.0 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $44.7 million, fund inventory additions of $17.1 million, pay $8.8 million in financing costs and pay $15.8 million to terminate a foreign currency forward contract.
On February 1, 2006, the Company arranged a new $100 million revolving credit facility for a term of one year. The Company has the option to extend the facility for another year on a non-revolving basis. Funds are available to the Company in both Canadian and US dollars. The $100 million credit facility is unsecured, ranks pari passu with the senior unsecured notes and can be utilized in the event that the $910 million revolving credit facility has been fully drawn.
On November 16, 2005, Shaw issued $450 million of senior unsecured notes at a rate of 6.10% due November 16, 2012. Net proceeds (after issue and underwriting expenses) from the issuance of $441.5 million were used for debt repayment, including the redemption of the Series B COPrS on December 16, 2005, the repayment of unsecured bank loans, and for working capital purposes. The notes were issued at a discount of $2.7 million.
Pursuant to an amended normal course issuer bid expiring November 7, 2005 and a renewed normal course issuer bid expiring November 16, 2006, Shaw repurchased 2,360,000 of its Class B Non-Voting Shares for cancellation in the first quarter for $58.0 million. No shares were repurchased in the second quarter.
At February 28, 2006, Shaw had access to $634.0 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate adequate free cash flow and to have sufficient borrowing capacity to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended February 28,			Six months ended February 28,
			Change			Change
	2006	2005	%	2006	2005	%

($000’s Cdn)
Funds flow from operations	208,273	176,557	18.0	405,481	346,873	16.9
Net decrease (increase) in non-cash working capital balances related to operations	10,991	38,824	(71.7)	(11,202)	(14,887)	24.8

	219,264	215,381	1.8	394,279	331,986	18.8

Funds flow from operations increased over comparative periods as a result of growth in service operating income before amortization and lower interest expense. The net decrease in non-cash working capital balances over the comparative quarter is mainly due to the timing of payment of accounts payable and accrued liabilities. In the six month period, the impact of accounts payable and accrued liabilities was offset by the increase in accounts receivable as a result of subscriber growth and rate increases.

Shaw Communications Inc.
Investing Activities

	Three months ended February 28,			Six months ended February 28,
	2006	2005	Increase	2006	2005	Increase

($000’s Cdn)
Cash flow used in investing activities	(124,670)	(111,169)	(13,501)	(292,437)	(261,606)	(30,831)

The cash used in investing activities was $13.5 million and $30.8 million higher in the current quarter and six month period due to higher capital expenditures.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005

(In $millions Cdn)
Bank loans and bank indebtedness — net borrowings (repayments)	(65.3)	94.7	(235.7)	158.2
Proceeds on $450 million senior unsecured notes	—	—	450.0	—
Dividends	(22.3)	(16.1)	(44.7)	(32.3)
Purchase of Class B Non-Voting Shares for cancellation	—	(4.6)	(58.0)	(24.0)
Increase (decrease) in Partnership debt	(0.1)	6.4	(0.2)	12.3
Proceeds on bond forward	—	—	2.5	—
Issue of Class B Non-Voting Shares	0.1	—	0.1	—
Proceeds on prepayment of IRU	0.1	—	0.2	—
Cost to terminate foreign currency forward contract	(15.8)	(12.2)	(15.8)	(12.2)
Redemption of COPrS	(201.9)	(172.4)	(201.9)	(172.4)

	(305.2)	(104.2)	(103.5)	(70.4)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating
		income before		Basic and diluted	Funds flow from
	Service revenue	amortization (1)	Net income	earnings per share	operations (2)

($000’s Cdn except per share amounts)
2006
Second	611,197	267,924	45,790	0.21	208,273
First	589,545	255,322	75,681	0.35	197,208

2005
Fourth	562,958	250,759	69,959	0.31	191,507
Third	559,883	252,899	32,836	0.14	190,144
Second	549,919	244,311	5,721	0.02	176,557
First	537,050	234,024	44,705	0.19	170,316

2004 (restated)
Fourth	531,821	239,212	32,555	0.14	176,029
Third	532,015	237,659	7,103	0.03	169,283

(1)	See Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter largely due to customer growth and rate increases. The only exception to the consecutive growth in service revenue was a marginal decrease in the fourth quarter of 2004. Net

Shaw Communications Inc.
income has generally trended positively quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement and the impact of the net change in non-operating items such as gains on sale of investments, foreign currency fluctuations on unhedged US denominated debt and fair value adjustments on foreign currency forward contracts. The exception to the consecutive quarter-over-quarter increases in net income is in the second quarters of both 2005 and 2006. Earnings declined by $39.0 million in the second quarter of 2005. In the first quarter of 2005, the Company recorded a net gain of $27.7 million in respect of the foreign exchange impact on unhedged long-term debt and fair value changes on a foreign currency forward contract while in the second quarter of 2005, the Company recorded a net loss of $13.6 million in respect of those same items. Net income declined by $29.9 million in the second quarter of 2006 due to the $31.4 million income tax recovery recorded in the first quarter in respect of corporate rate reductions. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
Update to critical accounting policies
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2005 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were a number of new accounting policies that Shaw was required to adopt in 2006 as a result of recent changes in Canadian accounting pronouncements. The ensuing discussion provides additional information as to the date that Shaw was required to adopt the new standards, the methods of adoption permitted by the standards and the method chosen by Shaw and the effect on the financial statements as a result of adopting the new policy.
Adoption of recent Canadian accounting pronouncements
     Equity Instruments
In the first quarter of 2006, the Company retroactively adopted the amended Canadian standard, Financial Instruments — Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. As a result, the Company’s COPrS and the Zero Coupon Loan have been classified as debt instead of equity and the entitlements thereon are treated as interest expense instead of dividends. In addition, such US denominated instruments are translated at period-end exchange rates and to the extent they are unhedged, the resulting gains and losses are included in the Consolidated Statements of Income. The impact on the Consolidated Balance Sheets at February 28, 2006 and August 31, 2005 and on the Consolidated Statements of Income and Cash Flows for the three and six months ended February 28, 2006 and 2005 is as follows:

Shaw Communications Inc.

	February 28,	August 31,
Increase (decrease)	2006	2005

($000’s Cdn except per share amounts)
Consolidated balance sheets:
Deferred charges	4,969	13,247
Long-term debt	250,000	454,775
Future income taxes	1,716	14,033
Equity instruments	(245,669)	(498,194)
Deficit	1,078	(42,633)

Increase (decrease) in deficit:
Adjusted for change in accounting policy	(42,633)	(36,403)
Decrease in equity entitlements (net of income taxes)	(10,513)	(31,318)
Decrease in gain on redemption of COPrS	43,065	12,803
Decrease in gain on settlement of Zero Coupon Loan	—	4,921
Decrease in net income	11,159	7,364

	1,078	(42,633)

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005

($000’s Cdn except per share amounts)
Consolidated statements of income:
Increase in amortization	(33)	(78)	(155)	(156)
Increase in interest	(6,266)	(12,954)	(16,050)	(27,435)
Increase in debt retirement costs	(8,123)	(6,311)	(8,123)	(6,311)
Increase in foreign exchange gain (loss) on unhedged long-term debt	—	(16,932)	2,881	25,974
Decrease in fair value loss on foreign currency forward contract	2,415	—	2,415	—
Decrease in income tax expense	4,953	9,874	7,873	7,417

Decrease in net income	(7,054)	(26,401)	(11,159)	(511)

Increase (decrease) in earnings per share (in $):	(0.01)	(0.14)	—	0.02

	Three months ended		Six months ended
	February 28,		February 28,
Increase (decrease)	2006	2005	2006	2005

($000s Cdn)
Statement of cash flows:
Operating activities	(2,160)	(9,017)	(10,537)	(19,980)
Financing activities	2,160	9,017	10,537	19,980

     Non-monetary Transactions
In the first quarter of 2006, the Company prospectively adopted the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The application of these recommendations had no impact on the Company’s Consolidated Financial Statements.

Shaw Communications Inc.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.
You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict what factors will arise or when they may arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	February 28,	August 31,
[thousands of Canadian dollars]	2006	2005

		(Restated - note 1)
ASSETS
Current
Cash	—	1,713
Accounts receivable	137,630	114,664
Inventories	62,295	45,224
Prepaids and other	22,109	19,116

	222,034	180,717
Investments and other assets	34,597	36,229
Property, plant and equipment	2,200,093	2,189,235
Deferred charges	263,195	251,246
Intangibles
Broadcast licenses	4,684,647	4,684,647
Goodwill	88,111	88,111

	7,492,677	7,430,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	29,677	—
Accounts payable and accrued liabilities	419,304	408,033
Income taxes payable	6,256	6,263
Unearned revenue	105,162	98,420
Current portion of long-term debt [note 3]	75,788	51,380

	636,187	564,096
Long-term debt [note 3]	3,052,753	3,148,162
Other long-term liabilities [note 9]	31,417	40,806
Deferred credits	1,070,590	1,010,723
Future income taxes	1,085,723	1,068,849

	5,876,670	5,832,636

Shareholders’ equity
Share capital [note 4]	2,001,420	2,024,173
Contributed surplus	3,148	1,866
Deficit	(388,906)	(428,855)
Cumulative translation adjustment	345	365

	1,616,007	1,597,549

	7,492,677	7,430,185

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended		Six months ended
	February 28,		February 28,
[thousands of Canadian dollars except per share amounts]	2006	2005	2006	2005

		(Restated - note 1)		(Restated - note 1)
Service revenue [note 2]	611,197	549,919	1,200,742	1,086,969
Operating, general and administrative expenses	343,273	305,608	677,496	608,634

Service operating income before amortization [note 2]	267,924	244,311	523,246	478,335
Amortization:
Deferred IRU revenue	3,136	3,103	6,273	6,739
Deferred equipment revenue	19,511	17,922	37,880	35,809
Deferred equipment cost	(50,326)	(53,937)	(99,903)	(110,342)
Deferred charges	(1,325)	(1,684)	(2,583)	(3,475)
Property, plant and equipment	(97,022)	(104,669)	(197,862)	(206,248)

Operating income	141,898	105,046	267,051	200,818
Interest on long-term debt [note 2]	(64,384)	(67,510)	(127,826)	(135,617)

	77,514	37,536	139,225	65,201
Gain on sale of investment	—	979	1,690	979
Write-down of investments	(374)	(1,937)	(374)	(1,937)
Foreign exchange gain (loss) on unhedged long-term debt	871	(19,175)	4,352	30,116
Fair value gain (loss) on foreign currency forward contracts	—	5,551	(360)	(16,049)
Debt retirement costs	(8,123)	(6,311)	(8,123)	(6,311)
Other gains (losses)	2,191	(773)	4,322	2,835

Income before income taxes	72,079	15,870	140,732	74,834
Income tax expense	26,073	9,847	19,113	24,130

Income before the following	46,006	6,023	121,619	50,704
Equity loss on investees	(216)	(302)	(148)	(278)

Net income	45,790	5,721	121,471	50,426
Deficit, beginning of period, as previously reported	(410,792)	(387,522)	(471,488)	(369,194)
Adjustment for change in accounting policy [note 1]	—	71,643	42,633	36,403

Deficit, beginning of period, restated	(410,792)	(315,879)	(428,855)	(332,791)

	(365,002)	(310,158)	(307,384)	(282,365)
Reduction on Class B Non-Voting Shares purchased for cancellation [note 4]	—	(2,457)	(35,085)	(12,961)
Amortization of opening fair value loss on a foreign currency forward contract	(1,612)	(1,909)	(1,705)	(3,009)
Dividends -
Class A and Class B Non-Voting Shares	(22,292)	(16,124)	(44,732)	(32,313)

Deficit, end of period	(388,906)	(330,648)	(388,906)	(330,648)

Earnings per share [note 5]
Basic and diluted	0.21	0.02	0.56	0.22

[thousands of shares]
Weighted average participating shares outstanding during period	217,620	230,554	218,331	230,994
Participating shares outstanding, end of period	217,623	230,335	217,623	230,335

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended		Six months ended
	February 28,		February 28,
[thousands of Canadian dollars]	2006	2005	2006	2005

		(Restated - note 1)		(Restated - note 1)
OPERATING ACTIVITIES [note 6]
Funds flow from operations	208,273	176,557	405,481	346,873
Net decrease (increase) in non-cash working capital balances related to operations	10,991	38,824	(11,202)	(14,887)

	219,264	215,381	394,279	331,986

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(105,456)	(82,426)	(214,854)	(184,414)
Additions to equipment costs (net) [note 2]	(26,632)	(25,690)	(65,377)	(65,286)
Net reduction (addition) to inventories	1,916	(7,248)	(17,071)	(11,704)
Proceeds on sale of investments and other assets	5,799	4,326	13,662	5,377
Cost to terminate IRU	—	—	—	(283)
Acquisition of investments	—	(100)	—	(5,265)
Additions to deferred charges	(297)	(31)	(8,797)	(31)

	(124,670)	(111,169)	(292,437)	(261,606)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	29,677	(20,327)	29,677	(884)
Increase in long-term debt	125,000	191,720	650,000	257,119
Long-term debt repayments	(421,999)	(242,702)	(667,590)	(258,142)
Cost to terminate foreign currency forward contract	(15,774)	(12,200)	(15,774)	(12,200)
Issue of Class B Non-Voting Shares, net of after-tax expenses	116	—	116	—
Proceeds on bond forward	—	—	2,486	—
Proceeds on prepayment of IRU	76	—	228	—
Purchase of Class B Non-Voting Shares for cancellation	—	(4,582)	(57,954)	(23,956)
Dividends paid on Class A and Class B Non-Voting Shares	(22,292)	(16,124)	(44,732)	(32,313)

	(305,196)	(104,215)	(103,543)	(70,376)

Effect of currency translation on cash balances and cash flows	(8)	3	(12)	(4)

Decrease in cash	(210,610)	—	(1,713)	—
Cash, beginning of the period	210,610	—	1,713	—

Cash, end of the period	—	—	—	—

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2005.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent Canadian accounting pronouncements
     Equity Instruments
In the first quarter of 2006, the Company retroactively adopted the amended Canadian standard, Financial Instruments — Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. As a result, the Company’s Canadian Originated Preferred Securities (“COPrS”) and Zero Coupon Loan have been classified as debt instead of equity and the entitlements thereon are treated as interest expense instead of dividends. In addition, such US denominated instruments are translated at period-end exchange rates and to the extent they are unhedged, the resulting gains and losses are included in the Consolidated Statements of Income. The impact on the Consolidated Balance Sheets at February 28, 2006 and August 31, 2005 and on the Consolidated Statements of Income and Cash Flows for the three and six months ended February 28, 2006 and 2005 is as follows:

	February 28,	August 31,
	2006	2005
Increase (decrease)	$	$

Consolidated balance sheets:
Deferred charges	4,969	13,247
Long-term debt	250,000	454,775
Future income taxes	1,716	14,033
Equity instruments	(245,669)	(498,194)
Deficit	1,078	(42,633)

Increase (decrease) in deficit:
Adjusted for change in accounting policy	(42,633)	(36,403)
Decrease in equity entitlements (net of income taxes)	(10,513)	(31,318)
Decrease in gain on redemption of COPrS	43,065	12,803
Decrease in gain on settlement of Zero Coupon Loan	—	4,921
Decrease in net income	11,159	7,364

	1,078	(42,633)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Consolidated statements of income:
Increase in amortization	(33)	(78)	(155)	(156)
Increase in interest	(6,266)	(12,954)	(16,050)	(27,435)
Increase in debt retirement costs	(8,123)	(6,311)	(8,123)	(6,311)
Increase in foreign exchange gain (loss) on unhedged long-term debt	—	(16,932)	2,881	25,974
Decrease in fair value loss on foreign currency forward contract	2,415	—	2,415	—
Decrease in income tax expense	4,953	9,874	7,873	7,417

Decrease in net income	(7,054)	(26,401)	(11,159)	(511)

Increase (decrease) in earnings per share:	(0.01)	(0.14)	—	0.02

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005
Increase (decrease)	$	$	$	$

Statement of cash flows:
Operating activities	(2,160)	(9,017)	(10,537)	(19,980)
Financing activities	2,160	9,017	10,537	19,980

Non-monetary Transactions
In the first quarter of 2006, the Company prospectively adopted the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The application of these recommendations had no impact on the Company’s Consolidated Financial Statements.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
2.     BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (Big Pipe) (“Cable”); “DTH” (Star Choice) satellite services; and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Service revenue
Cable	449,967	398,280	881,718	784,961
DTH	142,662	133,511	281,467	266,177
Satellite Services	21,474	22,369	43,099	44,245

Inter segment -	614,103	554,160	1,206,284	1,095,383
Cable	(772)	(641)	(1,462)	(1,356)
DTH	(1,249)	(1,235)	(2,310)	(2,338)
Satellite Services	(885)	(2,365)	(1,770)	(4,720)

	611,197	549,919	1,200,742	1,086,969

Service operating income before amortization
Cable	213,383	199,324	420,898	392,970
DTH	43,532	34,487	80,225	64,901
Satellite Services	11,009	10,500	22,123	20,464

	267,924	244,311	523,246	478,335

Interest on long-term debt (1)
Cable	53,245	56,608	106,114	114,317
DTH and Satellite Services	10,777	10,530	20,986	20,928
Burrard Landing Lot 2 Holdings Partnership	362	372	726	372

	64,384	67,510	127,826	135,617

Cash taxes (1)
Cable	1,041	1,636	2,083	3,223
DTH and Satellite Services	66	48	131	171

	1,107	1,684	2,214	3,394

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined Satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Capital expenditures accrual basis
Cable	88,344	65,142	197,931	142,661
Corporate	4,867	5,489	9,083	16,712

Sub-total Cable including corporate	93,211	70,631	207,014	159,373
Satellite (net of equipment profit)	997	(282)	7,483	8,737

	94,208	70,349	214,497	168,110

Equipment costs (net of revenue received)
Cable	6,425	8,217	14,233	21,846
Satellite	20,207	17,473	51,144	43,440

	26,632	25,690	65,377	65,286

Capital expenditures and equipment costs (net)
Cable	99,636	78,848	221,247	181,219
Satellite	21,204	17,191	58,627	52,177

	120,840	96,039	279,874	233,396

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	105,456	82,426	214,854	184,414
Additions to equipment costs (net)	26,632	25,690	65,377	65,286

Total of capital expenditures and equipment subsidies per Consolidated Statements of Cash Flows	132,088	108,116	280,231	249,700
(Decrease) increase in working capital related to capital expenditures	(9,863)	(7,028)	3,138	(4,171)
Less: Partnership capital expenditures (1)	(533)	(3,755)	(1,803)	(9,654)
Less: IRU prepayments (2)	(60)	(432)	(161)	(798)
Less: Satellite equipment profit (3)	(792)	(862)	(1,531)	(1,681)

Total capital expenditures and equipment subsidies reported by segments	120,840	96,039	279,874	233,396

(1)	Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2005 Consolidated Financial Statements). As the Partnership is financed by its own debt with no recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment subsidies as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	February 28, 2006
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,851,984	875,719	540,741	7,268,444

Corporate assets				224,233

Total assets				7,492,677

	August 31, 2005
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,788,468	877,397	534,278	7,200,143

Corporate assets				230,042

Total assets				7,430,185

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
3.     LONG-TERM DEBT

		February 28, 2006			August 31, 2005
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment for	Translated
	rates	exchange	for hedged	at hedged	exchange	hedged	at hedged
	%	rate	debt (1)	rate	rate	debt (1)	rate
		$	$	$	$	$	$

Corporate
Bank loans (2)	Fixed and variable	531,738	325	532,063	799,023	—	799,023
Senior notes —
Due November 16, 2012 (3)	6.11	450,000	—	450,000	—	—	—
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	500,104	142,516	642,620	522,324	120,296	642,620
US $225,000 due April 6, 2011	7.68	255,735	100,103	355,838	267,098	88,740	355,838
US $300,000 due December 15, 2011	7.61	340,980	135,870	476,850	356,130	120,720	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000
COPrS —
Due September 30, 2027	8.54	100,000	—	100,000	100,000	—	100,000
US $172,500 due September 30, 2097 (4)	8.50	—	—	—	204,775	—	204,775
Due September 28, 2049	8.875	150,000	—	150,000	150,000	—	150,000

		2,975,317	378,814	3,354,131	3,046,110	329,756	3,375,866

Other subsidiaries and entities

Videon CableSystems Inc. 8.15% Senior
Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	23,224	—	23,224	23,432	—	23,432

		153,224	—	153,224	153,432	—	153,432

Total consolidated debt		3,128,541	378,814	3,507,355	3,199,542	329,756	3,529,298
Less current portion (5)		75,788	325	76,113	51,380	—	51,380

		3,052,753	378,489	3,431,242	3,148,162	329,756	3,477,918

(1)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $378,814 (August 31, 2005 — $329,756) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively. The hedged rate on bank loans repayable in 2006 is US $7,000 at 1.1830.

(2)	Availabilities under banking facilities are as follows at February 28, 2006:

		Bank loans (a)
					Operating
	Total	Revolving (b)	Term (c)	Sub-total	credit facilities (a)
	$	$	$	$	$

Total facilities	1,195,588	1,010,000	125,588	1,135,588	60,000
Amount drawn (excluding letters of credit of $157)	561,415	406,150	125,588	531,738	29,677

	634,173	603,850	—	603,850	30,323

(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
(b)	The $910,000 revolving credit facility is due April 30, 2009 and is unsecured and ranks pari passu with the senior unsecured notes. On February 1, 2006, the Company arranged a new $100,000 revolving credit facility for a term of one year. The Company has the option to extend the facility for another year on a non-revolving basis. Funds are available to the Company in both Canadian and US dollars. The $100,000 credit facility is unsecured, ranks pari passu with the senior unsecured notes and cannot be utilized until the $910,000 credit facility has been effectively fully drawn upon.

(c)	The term facilities are repayable in increasing semi-annual installments in April and October of each year until fully repaid on April 30, 2007.
(3)	On November 16, 2005 the Company issued $450 million of senior notes at a rate of 6.10%. The effective interest rate on the notes is 6.11% due to the discount on issuance and a bond forward transaction entered into by the Company in September 2005 on a portion of the principal. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)	On December 16, 2005, the Company redeemed its US $172,500 8.50% COPrS at an exchange rate of $1.1704 Canadian or $201,894.

(5)	Current portion of long-term debt includes the current portion of the term facilities and the amount due within one year on the Partnership’s mortgage bonds.
4.     SHARE CAPITAL
Issued and outstanding

			February 28,	August 31,
			2006	2005

Number of Securities			$	$
February 28,	August 31,
2006	2005
11,291,932	11,344,932	Class A Shares	2,475	2,487
206,331,505	208,634,005	Class B Non-Voting Shares	1,998,945	2,021,686

217,623,437	219,978,937		2,001,420	2,024,173

Purchase of shares for cancellation
During the six months ended February 28, 2006, the Company purchased 2,360,000 Class B Non-Voting Shares for cancellation for $57,954 of which $22,869 reduced the stated capital of the Class B Non-Voting Shares and $35,085 increased the deficit.
Class A Share conversions
During the six months ended February 28, 2006, 53,000 Class A Shares were converted into 53,000 Class B Non-Voting Shares.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000. To date, 7,468 Class B Non-Voting Shares have been issued under these plans.
The changes in options for the six months ended February 28, 2006 are as follows:

		Weighted average
		exercise price
	Shares	$
Outstanding at beginning of period	8,452,250	32.59
Granted	2,099,750	32.62
Forfeited	(936,500)	32.64

Outstanding at end of period	9,615,500	32.59

The following table summarizes information about the options outstanding at February 28, 2006:

	Number	Weighted average
	outstanding at	remaining	Weighted average	Number exercisable	Weighted average
Range of prices	February 28, 2006	contractual life	exercise price	at February 28, 2006	exercise price

$17.37	10,000	7.6	17.37	5,000	17.37
$29.70 - $34.70	9,605,500	6.7	32.61	5,617,749	32.60

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Net income for the period	45,790	5,721	121,471	50,426
Pro forma income for the period	45,322	4,278	120,536	47,540
Pro forma basic and diluted earnings per share	0.21	0.02	0.55	0.21

The weighted average estimated fair value at the date of the grant for common share options granted was $1.04 per option (2005 — $2.56 per option) and $1.43 per option (2005 — $2.39 per option) for the quarter and year-to-date respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Dividend yield	2.25%	1.28%	1.96%	1.33%
Risk-free interest rate	3.89%	3.55%	3.70%	3.68%
Expected life of options	4 years	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	20.6%	39.5%	22.2%	39.6%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.
Other stock options
In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Cancom share which would have been received upon the exercise of an option under the Cancom plan.
At February 28, 2006 there were 52,336 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.23. The weighted average remaining contractual life of the Cancom options is 1.7 years. At February 28, 2006, 52,336 Cancom options were exercisable into 47,102 Class B Non-Voting Shares of the Company at a weighted average price of $13.59 per Class B Non-Voting Share. During the quarter, 5,000 options were exercised into 4,500 Class B Non-Voting Shares for $116.
Warrants
Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a plan to grant warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.
A total of 16,800 warrants remain outstanding under the plan and all are vested at February 28, 2006. The weighted average remaining contractual life of the warrants at February 28, 2006 is 0.5 years.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
5.     EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Net income	45,790	5,721	121,471	50,426

Earnings per share – basic and diluted	0.21	0.02	0.56	0.22

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculation (thousands of shares)	217,620	230,554	218,331	230,994

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans are either anti-dilutive (increase earnings per share) or do not result in diluted earnings per share.
6.     STATEMENTS OF CASH FLOWS
Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)	Funds flow from operations

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Net income	45,790	5,721	121,471	50,426
Non-cash items:
Amortization Deferred IRU revenue	(3,136)	(3,103)	(6,273)	(6,739)
Deferred equipment revenue	(19,511)	(17,922)	(37,880)	(35,809)
Deferred equipment cost	50,326	53,937	99,903	110,342
Deferred charges	1,325	1,684	2,583	3,475
Property, plant and equipment	97,022	104,669	197,862	206,248
Future income tax expense	24,966	8,163	16,899	20,736
Write-down of investment	374	1,937	374	1,937
Gain on sale on investment	—	(979)	(1,690)	(979)
Foreign exchange loss (gain) on unhedged long-term debt	(871)	19,175	(4,352)	(30,116)
Equity loss on investee	216	302	148	278
Fair value loss (gain) on foreign currency forward contracts	—	(5,551)	360	16,049
Debt retirement costs	8,123	6,311	8,123	6,311
Stock option expense	662	327	1,282	580
Defined benefit pension plan	3,153	2,021	6,306	4,041
Other	(166)	(135)	365	93

Funds flow from operations	208,273	176,557	405,481	346,873

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Accounts receivable	(8,420)	(5,404)	(23,080)	(3,020)
Prepaids and other	(4,390)	1,452	(2,993)	533
Accounts payable and accrued liabilities	24,262	40,063	8,136	(11,814)
Income taxes payable	15	452	(7)	304
Unearned revenue	(476)	2,261	6,742	(890)

	10,991	38,824	(11,202)	(14,887)

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Interest	33,786	39,087	123,131	140,116
Income taxes	1,095	1,212	2,225	3,105

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
7.     UNITED STATES ACCOUNTING PRINCIPLES
The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended		Six months ended
	February 28,		February 28,
	2006	2005	2006	2005
	$	$	$	$

Net income using Canadian GAAP	45,790	5,721	121,471	50,426
Add (deduct) adjustments for:
Deferred charges (2)	5,019	11,758	(1,759)	11,902
Fair value loss on a foreign currency forward contract (7)	—	—	—	(7,700)
Foreign exchange gains (losses) on hedged long-term debt (8)	23,872	(37,701)	40,596	63,100
Reclassification of hedge gains (losses) from other comprehensive income (7)	(23,872)	37,701	(40,596)	(63,100)
Income tax effect of adjustments	(1,732)	(4,174)	607	(1,526)
Effect of future income tax rate reductions on differences	—	—	(785)	—

Net income using US GAAP	49,077	13,305	119,534	53,102

Unrealized foreign exchange loss on translation of Self-sustaining foreign operations	(13)	7	(20)	(65)
Unrealized gains on available-for-sale securities, net of tax (6)
Unrealized holding gains arising during the period	1,235	11,440	8,024	14,074
Less: reclassification adjustment for gains included in net income	—	(497)	(1,371)	(497)

	1,222	10,950	6,633	13,512
Adjustment to fair value of derivatives (7)	(17,276)	25,462	(22,732)	(124,620)
Reclassification of derivative losses (gains) to income to offset foreign exchange gains/losses on hedged long-term debt (7)	23,872	(37,701)	40,596	63,100
Effect on future income tax rate reductions on differences	—	—	(1,036)	—

	7,818	(1,289)	23,461	(48,008)

Comprehensive income using US GAAP	56,895	12,016	142,995	5,094

Net income per share using US GAAP	0.23	0.06	0.55	0.23
Comprehensive income per share using US GAAP	0.26	0.05	0.65	0.02

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Balance sheet items using US GAAP

	February 28,		August 31,
	2006		2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (6)	34,597	78,781	36,229	72,374
Deferred charges (2)(8)(9)(10)	263,195	149,868	251,246	137,590
Broadcast licenses (1)(4)(5)	4,684,647	4,659,413	4,684,647	4,659,413
Deferred credits (8)(9)	1,070,590	678,306	1,010,723	667,114
Other long-term liabilities (7)(10)	31,417	582,256	40,806	564,779
Future income taxes	1,085,723	1,028,008	1,068,849	1,004,206
Shareholders’ equity	1,616,007	1,420,790	1,597,549	1,379,083

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	February 28,	August 31,
	2006	2005
	$	$

Shareholders’ equity using Canadian GAAP	1,616,007	1,597,549
Amortization of intangible assets (1)	(125,449)	(124,179)
Deferred charges (2)	(18,932)	(17,521)
Equity in loss of investees (3)	(35,710)	(35,710)
Gain on sale of subsidiary (4)	15,465	15,309
Gain on exchange of cable television systems (5)	48,233	47,745
Derivative not accounted for as a hedge (7)	—	(1,805)
Foreign exchange gains on hedged long-term debt (8)	313,468	271,226
Reclassification of hedge losses from other comprehensive income (7)	(313,468)	(271,226)
Accumulated other comprehensive loss	(78,479)	(101,940)
Cumulative translation adjustment	(345)	(365)

Shareholders’ equity using US GAAP	1,420,790	1,379,083

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

	February 28,	August 31,
	2006	2005
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	345	365
Unrealized gains on investments (6)	36,563	29,729
Fair value of derivatives (7)	(97,880)	(114,794)
Minimum liability for pension plan (10)	(17,507)	(17,240)

	(78,479)	(101,940)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:
(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	Equity in loss of investees have been adjusted to reflect US GAAP.

(4)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(5)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(6)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(7)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).

(8)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in income (loss) for US GAAP.

(9)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.

(10)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives had an accumulated benefit obligation of $75,770 as at August 31, 2005. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
8.     PENSION PLAN
The total benefit costs expensed under the Company’s defined benefit pension were $3,425 (2005 — $2,311), and $6,850 (2005 — $4,622) for the three and six months ended February 28, 2006 respectively.
9.     OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $31,417 (August 31, 2005 — $25,111) and a foreign currency forward contract liability of nil (August 31, 2005 — $15,695).
10.   SUBSEQUENT EVENT
In March 2006, the Company sold 12,430,364 shares of Canadian Hydro Developers, Inc. for $69,749 resulting in a pre-tax gain of $45,317.